PARSONS/BURNETT/BJORDAHL LLP

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ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

July 1, 2009

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington D.C. 20548

Re:

Diversified Bio-Medics, Inc.

Registration Statement on Form 10-12G, filed May 5, 2009

File No. 000-53663

Dear Mr. Riedler:

Please be advised that Diversified Bio-Medics, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).  The Registration Statement was originally filed on November 3, 2008.

The Company is in the process of revising its registration statement and accompanying financial statements in order to adequately address certain comments received by the Company from the SEC.  Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.  The Company also respectfully requests that all filing fees submitted to the SEC in connection with the filing of the Registration Statement be applied to any future filing of the Company on Form 10.

Please contact this office with any additional questions in this regard.

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

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